Exhibit 99.4

JOINT FILING AGREEMENT

       Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this Exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

       IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2025.

ACCESS INDUSTRIES HOLDINGS LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno _
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT LLC

/s/ Alejandro Moreno _
Name: Alejandro Moreno
Title: Executive Vice President

AI ENTERTAINMENT HOLDINGS LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno _
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES CORE HOLDINGS LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno _
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno _

Name: Alejandro Moreno
Title: Executive Vice President

AI ENTERTAINMENT MANAGEMENT, LLC   By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno _
Name: Alejandro Moreno
Title: Executive Vice President

WMG MANAGEMENT HOLDINGS, LLC   By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno _
Name: Alejandro Moreno
Title: Executive Vice President

ENTERTAINMENT HOLDINGS II LLC   /s/ Langhorne S. Perrow _
Name: Langhorne S. Perrow
Title: Manager

ALTEP 2012 L.P.   By: AIBFF, Inc., its General Partner

/s/ Alejandro Moreno _
Name: Alejandro Moreno
Title: Executive Vice President

AIBFF, INC.   /s/ Alejandro Moreno _
Name: Alejandro Moreno
Title: Executive Vice President

LB 2020 FAMILY TRUST   By: GPTC LLC, its Co-Trustee

/s/ Lincoln Benet
Name: Lincoln Benet
Title: Manager

/s/ Alex Blavatnik
Name: Alex Blavatnik
Title: Manager

By: Len Blavatnik, its Co-Trustee

  *
_____
Name: Len Blavatnik
Title: Settlor and Co-Trustee

  *
_____
Name: Len Blavatnik

_____

* The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By: /s/ Alejandro Moreno
     Name: Alejandro Moreno
     Attorney-in-Fact